September 9, 2009

Via EDGAR Submission

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MEDNAX, Inc.

  File number 001-12111

Dear Mr. Rosenberg:

This letter is in response to the Staff’s comments, set forth in your letter of July 27, 2009 (the “Comment Letter”), addressed to the undersigned as Chief Financial Officer of MEDNAX, Inc. (the “Company” or “Mednax”), relating to the Annual Report on Form 10-K (the “Annual Report”) filed by the Company for the year ended December 31, 2008 and its Definitive Proxy Statement filed with the Securities and Exchange Commission on March 24, 2009 (“Proxy Statement”).

The Staff’s comments, which for ease of reference are set forth below, are addressed in the order in which they are presented in the Comment Letter. Unless otherwise indicated, page references are to pages of the Annual Report and capitalized terms shall have the respective meanings ascribed thereto in the Annual Report. In the responses below, references to “we”, “our” and “us” refer to the Company.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations Application of Critical Accounting Policies and Estimates

Professional Liability Coverage, page 42

1.	We believe your disclosure regarding the professional liability reserve should discuss the judgments and uncertainties surrounding the reserve estimates and the potential impact on your financial statements. Please disclose the following for your professional liability:

a.	Please identify and describe the key assumptions that materially affect the estimate of the reserve. Clarify whether any of the key assumptions have changed historically over the periods presented. Also clarify the assumed period of time between accrual of the loss contingency and its final settlement (i.e. the tail).

b.	Because IBNR estimates are more imprecise, please provide the amount of IBNR separately from claims reported for this liability.

Securities and Exchange Commission

September 9, 2009

c.	The amounts of settled, but unpaid, claims and unsettled claims included in the liability.

d.	Quantify and discuss the impact that reasonably likely changes in the key assumption(s) used would have on the liability at December 31, 2008. Merely applying a hypothetical change to your key assumption(s) and stating the impact it would have on this liability would not accomplish this objective.

e.	Provide a table that includes the following components of the professional liability reserve for each period presented: beginning balance, provision related to the current year, increase (decrease) in provision related to prior years, payments related to the current year, payments related to prior years and the ending balance.

f.	Describe management’s policy, if any, for adjusting the professional liability to an amount that is different than the amount determined by the independent actuary firm.

In response to your comments regarding professional liability reserves, the Company plans to expand its disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations and add an additional note to its Consolidated Financial Statements regarding its accrued professional liability balances in the Annual Report on Form 10-K for the fiscal year ended December 31, 2009. Each of the lettered sections below responds to the associated item in your comment.

a)	The Company will expand its disclosure related to professional liability coverage under Application of Critical Accounting Policies and Estimates as provided in the example below.

b)	The Company will provide an additional note regarding its accrued professional liability as provided in the example below. The new note will include separate amounts for incurred but not reported loss reserves for each balance sheet period presented.

c)	The Company will include an additional note regarding its accrued professional liability as provided in the example below. The new note will include separate amounts for loss reserves for reported claims for each balance sheet period presented. The Company’s balances for settled, but unpaid, claims are not material to its overall accrued professional liability balance as settled claims are typically paid within a very short period of time and the Company does not have any structured settlements or other settlement arrangements that call for the Company to make payments over a period of time. For example, as of December 31, 2008 and 2007, the Company’s balances for settled, but unpaid, claims were approximately $563,000 and $473,000, respectively, and represented less than 1% of the Company’s total accrued professional liability balances of $93.1 million and $75.1 million at each respective year end. In light of these facts, the Company does not plan to provide any additional disclosures regarding its liabilities for settled, but unpaid claims.

d)	Since the actuarial valuations used by the Company to estimate its professional liability reserves incorporate multiple complex methodologies, each with various key assumptions, the Company believes that it would be impracticable, if not impossible, to predict with any assurance how any key assumption is likely to change or to provide, other than on a hypothetical basis, the impact of reasonably likely changes in such key assumptions. The Company will expand its disclosure related to professional liability coverage under Application of Critical Accounting Policies and Estimates to state that its key assumptions are subject to constant adjustments as a result of changes in the Company’s actual loss history and the movement of projected emergence patterns as claims develop.

Securities and Exchange Commission

September 9, 2009

e)	The Company will provide an additional note regarding its accrued professional liability as provided in the example below. The new note will include a table that provides the information detailed in your comment for loss reserves for reported claims.

f)	The Company will expand its disclosure related to professional liability coverage under Application of Critical Accounting Policies and Estimates as provided in the example below.

Application of Critical Accounting Policies and Estimates

Professional Liability Coverage

We maintain professional liability insurance policies with third-party insurers on a claims-made basis, subject to self-insured retention, exclusions and other restrictions. Our self-insured retention under our professional liability insurance program is maintained through a wholly owned captive insurance subsidiary. We record liabilities for self-insured amounts and claims incurred but not reported based on actuarial valuations using historical loss information, claim emergence patterns and various actuarial assumptions. Our actuarial valuations incorporate multiple complex methodologies to determine the best liability estimate for claims incurred but not reported and the future development of known claims, including methodologies that focus on industry trends, paid loss development, reported loss development and industry-based expected pure premiums. The most significant assumptions used in the estimation process include the use of loss development factors to determine the future emergence of claim liabilities, the use of frequency and trend factors to estimate the impact of economic, judicial and social changes affecting claim costs, and assumptions regarding legal and other costs associated with the ultimate settlement of claims. The key assumptions used in our actuarial valuations are subject to constant adjustments as a result of changes in our actual loss history and the movement of projected emergence patterns as claims develop. The average lag period from the date a claim is reported to the date it reaches final settlement is approximately X years, although the facts and circumstances of individual claims could result in a lag period that varies from this average. Although we evaluate the need for professional liability insurance reserves in excess of amounts estimated in our actuarial valuations on a routine basis, our recorded reserves do not deviate significantly from the provided estimates. Because many factors can affect historical and future loss patterns, the determination of an appropriate professional liability reserve involves complex, subjective judgment, and actual results may vary significantly from estimates. Liabilities for claims incurred but not reported are not discounted.

8.	Accrued Professional Liability:

At December 31, 20xx and 20xx, the Company’s total accrued professional liability of $xx.x million and $xx.x million, respectively, includes incurred but not reported loss reserves of $xx.x million and $xx.x, respectively, and loss reserves for reported claims associated with self-insured retention amounts through the Company’s wholly owned captive insurance subsidiary of $xx.x million and $xx.x million, respectively.

Securities and Exchange Commission

September 9, 2009

The activity related to the Company’s loss reserves for reported claims for the years ended December 31, 20xx, 20xx and 20xx is as follows (in thousands):

Years Ended December 31,
	20xx		20xx		20xx
Balance at beginning of year	$	xx,xxx	$	xx,xxx	$	xx,xxx

Provision for losses related to:
Current year		xx,xxx		xx,xxx		xx,xxx
Prior years		x,xxx		x,xxx		x,xxx

Total provision for losses		xx,xxx		xx,xxx		xx,xxx

Claim payments related to:
Current year		xxx		xxx		xxx
Prior years		x,xxx		x,xxx		x,xxx

Total payments		x,xxx		x,xxx		x,xxx

Balance at end of year	$	xx,xxx	$	xx,xxx	$	xx,xxx

The increases in loss reserves for reported claims of $xx.x million and $xx.x million for the years ended December 31, 20xx and 20xx, respectively, are primarily attributable to the increase in the number of physicians insured through the Company’s wholly owned captive insurance subsidiary. The growth in the Company’s physician base during these years is due to acquisitions and same-unit growth.

Contractual Obligations, page 52

2.	Please revise your table to include the amount outstanding under the Line of Credit including interest.

Pursuant to your comment, the Company will expand its discussion in future Form 10-K filings to include the amount outstanding under its Line of Credit, including interest, in its table of Contractual Obligations.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Principles of Presentation, page 60

3.	Please tell us whether or not the practices which you consolidate are variable interest entities and provide us your assessment of the accounting treatment under FIN 46R. Refer to the Status section of EITF 97-2.

The affiliated professional contractors are variable interest entities under the guidance of FIN 46R and are consolidated by the Company due to the controlling financial interest created by the contractual arrangements between the Company and its affiliates. The Company is deemed to be the primary beneficiary under Financial Accounting Standards Board (FASB) Interpretation No. 46, (as amended), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.” Historically, the Company fully consolidated these affiliated under EITF 97-2. Accordingly, there is no change in the accounting treatment of these affiliates.

Securities and Exchange Commission

September 9, 2009

The Company will change its disclosures in its Annual Report on Form 10-K for the fiscal year ended December 31, 2009 as follows:

2.	Summary of Significant Accounting Policies

Principles of Presentation

The financial statements include all accounts of the Company combined with the accounts of the affiliated professional contractors with which the Company currently has specific management arrangements. The Company’s agreements with affiliated professional contractors provide that the term of the arrangements are permanent, subject only to termination by the Company, except in the case of gross negligence, fraud or bankruptcy of the Company. The Company has the right to receive income, both as ongoing fees and as proceeds from the sale of its interest in the Company’s affiliated professional contractors, in an amount that fluctuates based on the performance of the affiliated professional contractors and the change in fair value of the Company’s interest in the affiliated professional contractors. The Company has the exclusive responsibility for the provision of all non-medical services required for the day-to-day operation and management of the Company’s affiliated professional contractors and establishes the guidelines for the employment and compensation of the physicians. In addition, the agreements provide that the Company has the right, but not the obligation, to purchase, or to designate a person(s) to purchase, the stock of the Company’s affiliated professional contractors for a nominal amount. Separately, in its sole discretion, the Company has the right to assign its interest in the agreements. Based upon the provisions of these agreements, the Company has determined that the affiliated professional contractors are variable interest entities and that the Company is the primary beneficiary as defined in Financial Accounting Standards Board (FASB) Interpretation No. 46 (as amended), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.” All significant intercompany and interaffiliate accounts and transactions have been eliminated.

Segment Reporting, page 62

4.	Please tell us why you do not disclose your anesthesiology division as an operating segment. In your response provide an analysis addressing each applicable paragraph of SFAS 131.

Since its inception the Company’s business has been to provide physician services primarily in the areas of neonatal, maternal-fetal, pediatric cardiology and other pediatric subspecialty care. In 2007, the Company expanded its physician services to include anesthesia care. The decision to provide anesthesia services was driven, in large part, by the similarity of the management model for anesthesia practices to a significant portion of the management services the Company was already providing. Anesthesia services, much like our neonatal services, are primarily provided under an exclusive contract with the hospital and patient volumes are driven by other physicians who bring patients to the hospital (surgeons for anesthesia and obstetricians for neonatology). Accordingly, these services support significant hospital departments and the ability to bring added value to the practice and the hospital is of high importance. Additionally, the management support and structure that the Company has developed over the years is very similar to, and has been adapted to the support of anesthesia services.

The Company structured its anesthesia services under American Anesthesiology, a subsidiary of Mednax, and separate financial information is gathered and reviewed for American Anesthesiology as one of seven operating segments. This financial information comprises primarily practice operating results and does not include any allocation of corporate general and administrative costs.

Securities and Exchange Commission

September 9, 2009

The Company believes its anesthesia service line meets the criteria of an operating segment outlined in Paragraph 10 of SFAS 131. However, in accordance with Paragraph 17 of SFAS 131, the Company believes it is properly aggregating its anesthesia service line with its other operating segments. Paragraph 17 of SFAS 131 provides that two or more operating segments may be aggregated into a single operating segment if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:

•	The nature of the products and services

•

All physician services provided by the Company are delivered in similar settings, primarily hospital or office based settings. The Company’s key relationships with its hospital partners, third party payors and collaborating and referring physicians are considered critical in providing all its physician services. The Company’s hospital partners benefit from the Company’s expertise in managing critical care units and other settings staffed with physician specialists, including managing variable admission rates, operating costs, complex reimbursement systems and other administrative burdens. The Company maintains professional working relationships with third party payors and performs the administrative process of billing and collection. The Company’s affiliated physicians seek to establish and maintain professional relationships with referring physicians in communities where they practice.

•	The nature of the production process

•

The Company does not produce a product and does not believe this criterion is directly applicable. However as a point of clarification, all physician services have similar operating requirements (physician employment contracts, managed care contracting, billing and reimbursement, hospital contracts, etc.) All service lines are supported by the same shared services at the Company’s headquarters.

•	The type or class of customer for their products and services

•

The Company provides services to patients that have insurance through organizations with which the Company has contracted or that are at hospitals with which the Company has contracted to provide physician services. The Company receives compensation for professional services provided by its affiliated physicians to patients based upon rates for specific services provided, principally from third-party payors. A significant portion of the Company’s revenues is received from government-sponsored plans. In order to participate in government programs, the Company and its affiliated practices must comply with stringent and often complex enrollment and reimbursement requirements. All the Company’s physicians are providers under Medicaid or Medicare programs.

•	The methods used to distribute their products or provide their services

Securities and Exchange Commission

September 9, 2009

•

In most cases the Company’s physicians are introduced to patients for a particular consult, treatment or intervention only following a referral from another physician, usually an obstretrician, pediatrician or surgeon. In addition, hospital-based physicians must work closely with their hospital partners to preserve existing admission patterns and to identify opportunities to expand key service lines like surgery and labor and delivery by recruiting more admitting physicians such as surgeons and obstetricians.

•	If applicable, the nature of the regulatory environment

•	All service lines are specific to the healthcare industry and are subject to extensive and complex federal, state and local laws and regulations. Of particular importance are:

•	Federal laws including the federal False Claims Act;

•	Provisions of the Social Security Act such as the “anti-kickback” law and The Stark Law;

•	Other provisions of the Social Security Act that impose criminal penalties on healthcare providers to disclose or refund known overpayments;

•	Similar state law provisions pertaining to anti-kickback, fee splitting, self-referral and false claims issues;

•	Provisions of, and regulations relating to, the Health Insurance Portability and Accountability Act of 1996 (“HIPPA”);

•

Federal and state laws that prohibit providers from billing and receiving payment from Medicaid or Medicare for services unless the services are medically necessary, adequately and accurately documented and billed using codes that accurately reflect the type and level of services rendered.

All the Company’s service lines face similar economic characteristics. As previously discussed, the compensation received for physician services is based upon rates for specific services primarily from third-party payors. Government programs are usually fee-for-service payment systems. Other options include managed care, preferred provider organizations, and private fee-for-service and specialty plans. Additionally, based on the Company’s analysis of its current anesthesia practices, the Company expects that the long term operating margins of its anesthesia service line will be similar to the Company’s other service lines.

The Company believes that its anesthesiology specialty qualifies for aggregation with its other lines of business into a single reportable segment in accordance with Paragraph 17 of SFAS 131.

Securities and Exchange Commission

September 9, 2009

Definitive Proxy Statement filed March 24, 2009

Executive Compensation

Compensation Discussion and Analysis

Annual Bonuses, page 19

5.	We note your disclosure that, “The Compensation Committee establishes key business performance objectives for each of the named executive officers, and may reduce bonuses if and to the extent those objectives are not met.” Please identify the key business objectives that were evaluated by the compensation committee in determining to award the named executive officers their full target bonus.

As noted in the Proxy Statement at page 19, annual bonuses for 2008 were determined based on predetermined levels of growth in 2008 operating income over 2007 results. Individual performance objectives were then evaluated by the Compensation Committee to determine whether the Compensation Committee should use its discretion to reduce bonuses determined by the application of the operating income growth criteria. Many, if not all, of these individual objectives were of a more subjective nature than the arithmetically precise measure of operating income growth used to establish bonus entitlement. In any event, because the Compensation Committee determined not to exercise such negative discretion and reduce any of the annual bonuses, we concluded that a shareholder’s understanding of our compensation process and philosophy would not be materially enhanced by a detailed discussion of the individual performance objectives in Compensation Discussion and Analysis (“CDA”). Given this and, in light of the fact that our 2009 Annual Meeting of Shareholders has been completed, we do not believe that it would be useful to revise the Proxy Statement at this time.

For the 2009 fiscal year the Compensation Committee did not elect to specify individual performance objectives as criteria for bonus reduction determinations. In their place, the Compensation Committee established a maximum bonus opportunity in order to comply with Section 162(m) of the Internal Revenue Code and to ensure that no bonus would be payable if the Company performs significantly below expectations. The Compensation Committee then also adopted specific guidelines regarding levels of operating income growth which may be used by the Compensation Committee to award a bonus that is less than the maximum bonus opportunity established for each named executive officer. Because the achievement of these operating income levels cannot be determined until completion of the 2009 fiscal year, and because the determination of actual bonus amounts will be a matter of the Compensation Committee’s exercise of its discretion in light of the guidelines, it is not possible at this time to provide the precise disclosure that we would use in our discussion of 2009 executive officer bonuses.

We do confirm, however, that the CDA in our proxy statement for our 2010 annual meeting will set forth the maximum bonus opportunity and corresponding operating income, the bonus guidelines adopted by the Compensation Committee will explain the application of those guidelines and other material matters, if any, taken into account by the Compensation Committee in determining the annual bonuses for 2009 under the 2008 Incentive Compensation Plan. Of course, the ultimate disclosure will depend on the actual actions taken by the Compensation Committee in its deliberations with respect to 2009 bonuses.

Securities and Exchange Commission

September 9, 2009

Restricted Stock Awards, page 21

6.	We note your disclosure that, “the individual executive’s performance assessment in light of his performance objectives” is used in determining each executive’s restricted stock award. Please expand your disclosure here to disclose the measures of overall corporate performance, the nature of the strategic objectives of the senior management team and the individual performance objectives set for each named executive officer, how the compensation committee evaluated those objectives and how the extent of achievement of the objectives led to the equity compensation ultimately awarded. Further, please discuss how the compensation committee used the information provided by Watson Wyatt regarding equity compensation of peer group companies in determining equity compensation.

While the Compensation Committee may have considered individual performance objectives, among the other enumerated criteria, in awarding equity compensation in 2008 the primary driver of 2008 equity awards was the peer group market study prepared by the compensation consultant. This study and the Compensation Committee’s use of it were discussed in detail on pages 17 and 18 of the Proxy Statement. Any other factors were considered in a subjective sense; that is, the overall performance was such that the Compensation Committee determined it was appropriate to award equity compensation targeted at the 75th percentile of the market references developed in the peer group market study. Accordingly, we concluded that a shareholder’s understanding of our 2008 equity awards would not be materially enhanced by a detailed discussion of the individual performance objectives. Given this and, in light of the fact that our 2009 Annual Meeting of Shareholders has been completed, we do not believe that it would be useful to revise the Proxy Statement at this time. We will, however, modify this disclosure in the 2010 proxy statement to more clearly explain the reliance placed on the peer group market study in the equity compensation award process. For illustrative purposes, assuming the continuation of current conditions and policies, we would expect to revise the paragraph referenced by this Comment 6 along the following lines:

In general, long-term compensation is allocated on the basis of the Compensation Committee’s judgment concerning the cash and equity incentives and time frames that are optimal to maintain our ability to compete for and retain talented leaders. In particular, the Compensation Committee believes that equity grants should provide strong incentives for management to execute our growth strategy which includes expansion into new practice areas. In addition, because our stock option awards provide actual compensation to the recipient only if time vesting requirements are met and our market price increases and our restricted stock awards contain performance vesting features, our equity awards are particularly well suited to both enhance executive retention and create incentives to increase long-term corporate performance. The Compensation Committee, as it did in 2008, utilized the Watson Wyatt report to determine executive officer compensation levels relative to a market peer group deemed to be relevant and to determine the grant value of the equity compensation, consisting of shares of restricted stock, awarded to each executive officer in 2009. In particular, in light of the Compensation Committee’s overall philosophy, and based in part on our financial performance relative to our market peer group, the Dow Jones Healthcare Providers Index and the S&P Composite 1500 Index, the Compensation Committee continued its policy, adopted in 2008, of positioning each executive officer’s compensation opportunity at the 75th percentile of the peer group market references developed in the Watson Wyatt report,

Securities and Exchange Commission

September 9, 2009

including equity compensation based on grant value. Information regarding the grants of equity compensation, including restricted stock, made by our Company to our named executive officers during fiscal year 2009 is included in the Summary Compensation Table and the Grant of Plan-Based Awards Table.

Summary Compensation Table, page 25

7.	Please disclose information for fifth named executive officer as required by Item 402(a)(3) of Regulation S-K. Alternatively, provide us an analysis as to why you believe such disclosure is not required.

For the fiscal year ended December 31, 2008, we determined that, in addition to our Principal Executive Officer and Principal Financial Officer, we had only two executive officers. Based upon the internal organization of Mednax prior to January 1, 2009, policy making functions were limited to those executive officers named in the summary compensation table of the Proxy Statement. All other officers of the Registrant reported to one of the named executive officers and implemented policy established by the board of directors or one of the named executive officers. As described in the Annual Report, however, effective January 1, 2009, we engaged in a corporate restructuring that resulted in the formation of MEDNAX, Inc., as a holding company for Pediatrix Medical Group, Inc., and its subsidiaries. In connection with this restructuring and a related internal realignment of operational management, two additional officers were given increased responsibilities that we determined would cause them to have policy-making functions. Accordingly, we indicated in our Proxy Statement that those officers began acting in an executive capacity effective with this restructuring in 2009. Accordingly, we anticipate that we will have five named executive officers included in the compensation tables and related disclosure as required by Item 402(a)(3) of Regulation S-K, commencing with our proxy statement for our 2010 annual meeting.

*  *  *  *

In connection with our response to the Comment Letter, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings with the Commission; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

September 9, 2009

If you or any other member of the Staff should have any further comments or questions regarding this response, please feel free to contact the undersigned by phone at 954-384-0175, extension 5229 or alternatively, at the address provided elsewhere in this letter, with a copy to Thomas W. Hawkins, the Company’s general counsel, at the same address.

Sincerely,

/s/ Karl B. Wagner
Karl B. Wagner
Chief Financial Officer

cc:	Vanessa Robertson

  Mary Mast

  Michael Rosenthall

  Jeffrey Riedler